

October 3, 2012

Via E-mail
Ms. Karin Weaver
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on October 1, 2012 by Biglari Holdings Inc.**
> **File No. 001-25225**

Dear Ms. Weaver:

We have reviewed your filing and have the following comments.

Background of the Solicitation, page 5

1. We note your description of the action by the FTC. According to the complaint, the FTC did not find that Biglari should have made a filing "because of the possibility of Biglari's becoming active with the Company." Rather the FTC found that the filing should have been made because Biglari had a current intent of "participating in the formulation, determination, or direction of the basic business decisions" of Cracker Barrel. Please revise your disclosure accordingly.

2. Please revise your statement that the failure to observe the applicable provisions of the HSR Act was a "technical" error. Security holders should be aware that the notice and waiting requirements of the HSR Act are substantive legal requirements.

Reasons for 2 Board Seats out of 10, page 8

3. We note your response to prior comment 7, in which you state that Biglari is not opining in the proxy statement that Cracker Barrel stock is over-priced. Please revise your disclosure to clarify the significance of the underlined statement "We believe this divergence cannot continue," and the concerns you have with respect thereto.

Time Allows for the Facts to Emerge…, page 9

4.   We note your response to prior comment 9. We continue to believe that your characterization of the company's settlement proposal does not comport with the actual terms of that proposal. If you would like to state what you believe is the practical effect of the restrictions imposed by the company, please clarify your disclosure accordingly.

5.   You have added a statement that Mr. Woodhouse agreed that Steak n Shake and Cracker Barrel were not direct competitors. Please characterize this as a recollection of an identified individual present when the statement was made, provide corroboration that the statement was made, or revise your disclosure.

The Company's Shareholder Rights Plan Proposal, page 15

6.   We note your response to prior comment 11. Your disclosure states that it is clear to you that "shareholders felt similarly" to you that a poison pill disenfranchises shareholders and insulates the Board from accountability. Please revise your disclosure to eliminate the suggestion that shareholders agree with you that poison pills are to be categorically rejected, no matter the threshold or circumstances.

7.   We note your response to prior comment 13. As requested, please characterize as your belief the statements that "This restriction also removes optionality for investors. Options have value; by removing options, shareholder value is reduced."

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Michael R. Neidell, Esq.
        Olshan Frome Wolosky LLP